SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ H. Matthew Chambers

(Signature)

H. Matthew Chambers

(Name)

CEO/President

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Date: December 15, 2022

/s/ H. Matthew Chambers

(Signature)

H. Matthew Chambers

(Name)

CEO/President/Director

(Title)

Date: December 15, 2022   */s/ Andrew Skrobko*

(Signature)

Andrew Skrobko

(Name)

CFO

(Title)

Date: December 15, 2022   */s/ Pamela Miller*

(Signature)

Pamela Miller

(Name)

Director

(Title)

Date: December 15, 2022   */s/ James Hoegh*

(Signature)

James Hoegh

(Name)

Director

(Title)